UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Emma Cuadrado

Wicklow Capital, Inc.

53 W. Jackson Boulevard, Suite 1204

Chicago, Illinois

(312) 360-1377

with a copy to:

John P. Kelsh

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,632,261 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,632,261 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,632,261 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 7,919,312 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,712,949 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.
(3)	Calculated based on a total of 123,152,363 Class A Common Shares outstanding, which consists of (i) an estimated 118,439,414 Class A Common Shares outstanding as of February 25, 2015, according to information filed by KCG Holdings on March 2, 2015, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,178 (1)
	8.	Shared Voting Power 12,632,261 (2)(3)
	9.	Sole Dispositive Power 14,178 (1)
	10.	Shared Dispositive Power 12,632,261 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,646,439 (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 7,221 Class A Common Shares held by Daniel V. Tierney and (ii) 6,957 restricted stock units held by Daniel V. Tierney which may vest within 60 days of the date of this Schedule 13D.
(2)	Represents (i) 7,919,312 Class A Common Shares held by the Daniel V. Tierney 2011 Trust and (ii) 4,712,949 Warrant Shares held by the Daniel V. Tierney 2011 Trust.
(3)	7,919,312 Class A Common Shares and 4,712,949 Warrant Shares reported in the table above are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(4)	Calculated based on a total of 123,159,320 Class A Common Shares outstanding, which consists of (i) an estimated 118,439,414 Class A Common Shares outstanding as of February 25, 2015, according to information filed by KCG Holdings on March 2, 2015, (ii) 4,712,949 Warrant Shares and (iii) 6,957 restricted stock units held by Daniel V. Tierney which may vest within 60 days of the date of this Schedule 13D.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Emma Cuadrado
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,632,261 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,632,261 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,632,261 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 7,919,312 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 123,152,363 Class A Common Shares outstanding, which consists of (i) an estimated 118,439,414 Class A Common Shares outstanding as of February 25, 2015, according to information filed by KCG Holdings on March 2, 2015, and (ii) 4,712,949 Warrant Shares.

Introduction

This Amendment No. 6 (this “Amendment No. 6”) amends Amendment No. 5 ( “Amendment No. 5”) dated February 2, 2015, Amendment No. 4 dated March 3, 2014 (“Amendment No. 4”), Amendment No. 3 dated February 3, 2014 (“Amendment No. 3”), Amendment No. 2 dated January 13, 2014 (“Amendment No. 2”) and Amendment No. 1 dated October 31, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 6 reflects transactions and developments through May 1, 2015 relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 6 is being filed to reflect sales made pursuant to the previously-disclosed Sales Plan dated February 2, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC (the “Sales Plan”).

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

There has been no change to the information disclosed in Item 4 of Amendment No. 5.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (b) With respect to the Daniel V. Tierney 2011 Trust, Daniel V. Tierney and Emma Cuadrado, this Schedule 13D relates to the beneficial ownership of 12,632,261 Class A Common Shares, which include (i) 7,919,312 Class A Common Shares and (ii) 4,712,949 Warrant Shares. Such shares represent 10.3% of the outstanding Class A Common Shares (based on a total of 123,152,363 Class A Common Shares outstanding, which consists of (i) an estimated 118,439,414 Class A Common Shares outstanding as of February 25, 2015, according to information filed by KCG Holdings on March 2, 2015, and (ii) 4,712,949 Warrant Shares). All of these Class A Common Shares and Warrant Shares are directly held by the trust. Emma Cuadrado is the trustee of the trust and has sole voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Daniel V. Tierney or Emma Cuadrado that such Reporting Person is the beneficial owner of any such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Solely with respect to Daniel V. Tierney, this Schedule 13D also relates to the beneficial ownership of (i) an additional 7,221 Class A Common Shares and (ii) 6,957 restricted stock units which may vest within 60 days of the date of this Schedule 13D. Together with the 12,632,261 shares described in the preceding paragraph, these shares represent 10.3% of the outstanding Class A Common Shares (based on a total of 123,159,320 Class A Common Shares outstanding, which consists of (i) an estimated 118,439,414 Class A Common Shares outstanding as of February 25, 2015, according to information filed by KCG Holdings on March 2, 2015, (ii) 4,712,949 Warrant Shares and (iii) 6,957 restricted stock units held by Daniel V. Tierney which may vest within 60 days of the date of this Schedule 13D).

(c) As described in Item 4 of Amendment No. 5, the Daniel V. Tierney 2011 Trust entered into the Sales Plan on February 2, 2015 with respect to 3,000,000 Class A Common Shares. From March 3, 2015, the effective date of the Sales Plan, through May 1, 2015, an aggregate of 1,268,302 Class A Common Shares have been sold pursuant to the Sales Plan, as set forth on Annex A. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There has been no change to the information disclosed in Item 6 of Amendment No. 5.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Form of Sales Plan dated February 2, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC, incorporated by reference to Exhibit 99.1 to Amendment No. 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2015	DANIEL V. TIERNEY 2011 TRUST

	By	/s/ Emma Cuadrado
Name: Emma Cuadrado
Title: Trustee

Date: May 5, 2015	/s/ Daniel V. Tierney
DANIEL V. TIERNEY

Date: May 5, 2015	/s/ Emma Cuadrado
EMMA CUADRADO

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Form of Sales Plan dated February 2, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC, incorporated by reference to Exhibit 99.1 to Amendment No. 5

ANNEX A

Recent Transactions by the Reporting Persons in the Class A Common Shares or Warrant Shares

Set forth below is a summary of transactions effected by the Reporting Persons in the Class A Common Shares or Warrant Shares between the filing of Amendment No. 5 and May 1, 2015. All transactions are open market sales of Class A Common Shares effected pursuant to the Sales Plan dated February 2, 2015 between the Daniel V. Tierney 2011 Trust and J.P. Morgan Securities LLC.

Date of Transaction	Number of Class A Common Shares Sold	Weighted Average Price Per Share
03/03/2015	10,500	$12.65
03/04/2015	32,699	$12.41
03/05/2015	15,201	$12.47
03/06/2015	15,978	$12.45
03/09/2015	23,600	$12.32
03/10/2015	33,580	$12.20
03/11/2015	33,777	$12.38
03/12/2015	23,000	$12.54
03/13/2015	41,100	$12.54
03/16/2015	28,700	$12.57
03/17/2015	50,093	$12.87
03/18/2015	21,251	$12.67
03/19/2015	19,883	$12.44
03/20/2015	28,536	$12.57
03/23/2015	18,000	$12.63
03/24/2015	9,700	$12.55
03/25/2015	22,806	$12.49
03/26/2015	16,100	$12.47
03/27/2015	16,883	$12.41
03/30/2015	29,619	$12.37
03/31/2015	18,514	$12.32
04/01/2015	18,913	$12.36
04/02/2015	12,122	$12.47
04/06/2015	15,414	$12.41
04/07/2015	10,653	$12.28
04/08/2015	11,300	$12.33
04/09/2015	15,000	$12.29
04/10/2015	15,075	$12.25
04/13/2015	12,101	$12.35
04/14/2015	15,314	$12.31
04/15/2015	15,200	$12.32
04/16/2015	20,400	$12.37
04/17/2015	13,400	$12.28
04/20/2015	17,288	$12.44
04/21/2015	29,285	$12.66
04/22/2015	19,400	$12.76
04/23/2015	35,361	$12.91
04/24/2015	80,402	$13.07
04/27/2015	48,756	$13.03
04/28/2015	33,000	$13.07
04/29/2015	43,313	$13.07
04/30/2015	34,088	$12.96
05/01/2015	242,997	$13.57